Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Big attendance at forum
A very considerable number of personnel attended the employee fora held on 18 December to learn about the merger plans unveiled by Statoil and Hydro.
”The news was well received, and my impression is that people primarily see the value of and huge opportunities offered by a merger,” says Reidar Gjærum, executive vice president for corporate communication.
Employee fora were held during the day at the offices in Stavanger, Harstad, Trondheim, Stjørdal, Bergen, Mongstad and Oslo.
A possible change of name, employee participation, future office addresses and questions about the need for downsizing were among the issues frequently raised.
Many of those attending also took the opportunity to congratulate the management and each other.
Peter Mellbye, executive vice president for International Exploration & Production, chaired two meetings in Stavanger, with the first transmitted as a webcast to staff outside Norway.
Eldar Sætre, the chief financial officer, also chaired an employee forum in Stavanger. Personnel in Bergen and at Mongstad were briefed by Margareth Øvrum, executive vice president for Technology & Projects, while Terje Overvik, executive vice president for Exploration & Production Norway, performed this function in Trondheim.
Nina Udnes Tronstad, executive vice president for health, safety and the environment, and Jon Arnt Jacobsen, executive vice president for Manufacturing & Marketing, chaired the meetings in Harstad and Oslo respectively.
More than 4,000 Statoil employees in Norway participated in the fora. The INT organisation was well briefed through the webcast and by e-mail.
Webcast of the meetings in both Norwegian and English can be accessed on Ticker.
Webcast in English 10:00-11:00
By Camilla Bjørheim
Corporate Communication. News editor: Bente Bergøy Miljeteig
Published 19.12.2006 14:00:00
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.